# Testing the Water Communications

Queer Spaces, Inc.

Prior communications were informal emails based on the template below:

BUILDING THE QUEER DISCORD

Hornet is building Spaces, the first and only platform for the entire LGBTQ community to safely and authentically connect over shared interests. 64% of LGBTQ Americans have been subject to increasing online discrimination on heteronormative social networks like Instagram, TikTok, or Facebook. With now over 20% of Gen Z identifying themselves as LGBTQ in the US, there is a huge gap and need for a dedicated technology company serving this fast growing, influential, and high earning consumer segment.

Spaces is at its core a group chat app, where community builders can create their own micro-communities and easily become discoverable to other members of the community. Examples of fast growing, vibrant groups include *Talking Star Wars Queerly*, *Plant & Gardening*, *Sum of Us* (a Wellness Festival for LGBTQ+ Women & Trans Identities), *Demisexuality Spectrum*, and *Queer Women Soccer*.

Spaces has been built by the team that built Hornet, a leading queer social network focussed on gay men boasting 2.5 million monthly active users around the world. Since its initial launch in March 2022, Spaces has quickly gained thousands of users and hundreds of spaces, doubling its size every month, and growing even faster on all leading quality metrics such as engagement, retention, and invites of friends. On June 26 - Stonewall Day - Apple featured Spaces as the "App of the Day" in their App Store.

With the help of advisors like Sean Rad, founder of Tinder, Spaces now embarks on its next phase of growth by slowly ramping up marketing, while continuing to refine its product based on feedback by the community builders, and rolling out an Android version to enhance virality.

To this end, Hornet is planning to raise $2 million for Spaces, spun out from its profitable legacy business, in a SAFE note at a $8 million pre-money cap.

Contact christof.wittig@hornet.com for more details.